Exhibit 99.1

Webuy Global Announces MOU to Acquire PT. Tiga Sakti Utama (TSU),
a Leading Indonesian Fruit Importer and Wholesaler in Surabaya, Indonesia

Strategic acquisition intended to expand the Company’s foothold in Indonesia and SE Asia

TSU generated sales of approximately $15 million in 2022 with track record of profitability

Singapore – December 6, 2023 – Webuy Global Ltd (Nasdaq: WBUY) (“Webuy” or the “Company”), an emerging community e-commerce retailer with a focus on grocery and travel in Southeast Asia, today announced it has entered into a non-binding Memorandum of Understanding (“MOU”) to acquire controlling interest in PT. Tiga Sakti Utama (“TSU”), a leading importer and wholesaler of fruits in Surabaya, Indonesia. Under the MOU, the Company would receive a 51% equity interest in TSU in exchange for 800,000 of the Company’s ordinary shares with certain lockup arrangement. Pending the execution of a definitive agreement between the parties, the acquisition is subject to further due diligence and ongoing discussion of customary closing conditions. The parties expect to finalize a definitive agreement in mid 2024.

TSU generated approximately $15 million in revenue (unaudited) in 2022, and has been profitable since its inception in 2021. TSU is often referred to as the "gateway to the East" because Surabaya is the commercial capital of eastern Indonesia and the region has long been a key hub for trade and logistics.

Vincent Xue Bin, Chief Executive Officer and Co-Founder of Webuy Global, stated, “This proposed acquisition aligns seamlessly with Webuy’s overarching strategy to position itself as a key player in the thriving fruit market of Indonesia, which boasts a population of nearly 300 million people. Moreover, the city of Subaya is a key geographic foothold to support our expansion initiatives across Southeast Asia. Given TSU’s established leadership position, we see immense potential for this strategic acquisition, which we believe will solidify our presence in the region. We also anticipate gaining substantial operating leverage and economies of scale through our cooperation. We look forward to providing further updates as the planned acquisition progresses.”

Harbeth Chiokarni Asan, Chief Executive Officer and Founder of PT. Tiga Sakti Utama, further noted, “We are excited to join forces with Webuy, given their track record of growth, community-oriented e-commerce platform, and expanding offline presence in the agricultural and food markets of Southeast Asia. We have a shared vision of establishing the combined companies as a leading player in import, wholesale, and retail in Indonesia, as well as a dominant force in the region.”

About Webuy Global Ltd

The Company’s mission is to make social shopping a new lifestyle for consumers and to empower consumers’ purchases with an efficient, cost-saving purchasing model. Webuy is committed to developing a community-oriented e-commerce platform in the Southeast Asia region and transforming the e-commerce model into a community-driven experience for consumers.

The Company's innovative “group buy” business model is set to revolutionize traditional shopping practices, offering substantial cost savings to customers through a community-centric approach. This approach, akin to group purchases and bulk orders, simplifies the process for customers and eliminates the need for individual bulk purchases. Furthermore, the business model streamlines the traditional supply chain by minimizing the involvement of intermediaries, thereby offering a more direct "farm-to-table" supply model. Additional information about the Company is available at http://webuy.global/

Forward-Looking Statements

This press release contains forward-looking statements regarding the Company’s current expectations. These forward-looking statements include, without limitation, references to the Company’s expectations regarding the anticipated use of net proceeds from the offering. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, risks and uncertainties related to the satisfaction of customary closing conditions related to the public offering, or factors that result in changes to the Company's anticipated use of proceeds. These and other risks and uncertainties are described more fully in the section captioned "Risk Factors" in the Company’s Registration Statement on Form S-1 related to the public offering (SEC File No. File No. 333-271604). Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

Contact:

Crescendo Communications, LLC

Tel: 212-671-1020

Email: wbuy@crescendo-ir.com